

October 20, 2010

Via U.S. Mail and Facsimile

Daryl G. Byrd
President, Chief Executive Officer and Director
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re: IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-25756**

Dear Mr. Byrd:

We have reviewed your responses dated July 30, 2010 and August 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 5 – Loans Receivable, page 105

1. We note your response to comment 11 included in your July 30, 2010 response letter and your revised disclosure related to non-accretable and accretable yield from your acquisitions in 2009 on page 12 of the June 30, 2010 Form 10-Q.

a. For your Orion acquisition, please provide us your analysis of the loan portfolio used to support the amount of the initial investment, the accretable yield and non-accretable yield.

b. Clearly explain the methodology, inputs and key assumptions used in your analysis to measure each key amount.

c. Please tell us if your initial investment in acquired loans was measured based on the fair value of the loans. Please explain how you factored risks other than credit (liquidity, market, etc.) in your measurement of the initial investment.

d. Please tell us whether your estimate of cash flows expected at acquisition was discounted or undiscounted.

e. It appears you used a discounted cash flow methodology to measure your initial investment, please tell us the discount rate used, how you determined it, and tell us whether the discount rate was the effective interest rate of the loans.

June 30, 2010 Form 10-Q

General

2. We note your response to comment 12 included in your July 30, 2010 response letter. Based on amounts presented in the operating section of your statements of cash flows, it appears that you had a non-cash loss of $26,168 during the Q2 after having a non-cash gain of $64,770 in Q1 related to the amortization of your purchase accounting adjustments. Please explain to us the nature of the purchase accounting adjustments that resulted in the losses/gains, explain why they resulted in the losses/gains during the periods in 2010, identify the line items in your income statement that are affected, and discuss your expectations related to this trend for future periods.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief